Exhibit 99.1

GDS Reports

Fourth Quarter and Full Year 2017 Results

GDS Reports Fourth Quarter and Full Year 2017 Results

Shanghai, China, March 13, 2018 — GDS Holdings Limited (“GDS Holdings” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2017.

Fourth Quarter 2017 Financial Highlights

•                  Net revenue increased by 62.2% year-over-year (“Y-o-Y”) to RMB505.5 million (US$77.7 million) in the fourth quarter of 2017 (4Q2016: RMB311.7 million).

•                  Service revenue increased by 64.7% Y-o-Y to RMB493.7 million (US$75.9 million) in the fourth quarter of 2017 (4Q2016: RMB299.7 million).

•                  Net loss was RMB116.5 million (US$17.9 million) in the fourth quarter of 2017, compared with a net loss of RMB69.6 million in the fourth quarter of 2016.

•                  Adjusted EBITDA (non-GAAP) increased by 68.4% Y-o-Y to RMB154.9 million (US$23.8 million) in the fourth quarter of 2017 (4Q2016: RMB92.0 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 30.6% in the fourth quarter of 2017 (4Q2016: 29.5%).

Full Year 2017 Financial Highlights

•                  Net revenue increased by 53.1% to RMB1,616.2 million (US$248.4 million) in 2017 (2016: RMB1,056.0 million).

•                  Service revenue increased by 58.7% to RMB1,591.9 million (US$244.7 million) in 2017 (2016: RMB1,003.0 million).

•                  Net loss was RMB326.9 million (US$50.2 million) in 2017, compared with a net loss of RMB276.4 million in 2016.

•                  Adjusted EBITDA (non-GAAP) increased by 89.4% to RMB512.3 million (US$78.7 million) in 2017 (2016: RMB270.5 million).

•                  Adjusted EBITDA margin (non-GAAP) increased to 31.7% in 2017 (2016: 25.6%).

Operating Highlights

•                      Total area committed increased by 68.0% Y-o-Y to 102,528 sqm as of December 31, 2017 (December 31, 2016: 61,043 sqm).

•                      Area utilized (or revenue-generating space) increased by 66.4% Y-o-Y to 61,713 sqm as of December 31, 2017 (December 31, 2016: 37,082 sqm).

•                      Area in service increased by 66.0% Y-o-Y to 101,258 sqm as of December 31, 2017 (December 31, 2016: 60,982 sqm).

•                      Commitment rate for area in service was 91.8% as of December 31, 2017 (December 31, 2016: 89.0%) and utilization rate was 60.9% as of December 31, 2017 (December 31, 2016: 60.8%).

•                      Area under construction was 24,505 sqm as of December 31, 2017 (December 31, 2016: 25,055 sqm).

•                      Pre-commitment rate for area under construction was 39.0% as of December 31, 2017 (December 31, 2016: 27.1%).

“2017 was a year of great achievement for GDS. We made tremendous progress across our business, delivering all that we said and more,” said Mr. William Huang, Chairman and Chief Executive Officer. “Total area committed by customers increased by almost 70% in 2017, with the net addition to our contract portfolio worth over US$200 million in terms of annual recurring revenue. We started the year with 13 self-developed data centers in service or under construction and ended the year with 20. We maintained commitment rates at 90% plus. We further strengthened our relationships with key customers, such as Alibaba and Tencent, and established new strategic partnerships with highly influential industry players including CyrusOne in the US and the State Development & Investment Corporation in China. Looking forward, we see continued hyper-scale cloud growth, paving the way for new compute-intensive technologies which will require significant data center capacity. We are strongly positioned to capture this demand and create further value for our shareholders.”

“We are proud to report our impressive financial results for 2017,” said Mr. Dan Newman, Chief Financial Officer of GDS Holdings. “For the full year, we continued to deliver our backlog, and grew our service revenue by over 58% and Adjusted EBITDA by over 89% year-on-year, both exceeding the high end of our revised guidance. At the same time, we continued to achieve increasing operating leverage with Adjusted EBITDA margin for the year climbing to 31.7%, compared with 25.6% for the prior year. Our existing projects are all fully financed and we have raised significant capital to underpin our expansion plans. Over the year, we successfully completed over US$600 million of total debt financing and re-financing, US$100 million of strategic equity investment by CyrusOne, and US$200 million from the recent follow-on equity offering. We entered 2018 with our largest ever backlog worth around $190 million in terms of annual recurring revenue and providing high visibility for our future growth.”

Fourth Quarter 2017 Financial Results

Net revenue in the fourth quarter of 2017 was RMB505.5 million (US$77.7 million), a 62.2% increase over the fourth quarter of 2016 and a 19.1% increase over the third quarter of 2017. Service revenue in the fourth quarter of 2017 was RMB493.7 million (US$75.9 million), a 64.7% increase over the fourth quarter of 2016 and a 16.7% increase over the third quarter of 2017. The sequential increase in net revenue and service revenue was mainly due to the full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 11,134 sqm of net additional area utilized coming from both the backlog and the acquisition of Guangzhou 2 (“GZ2”) data center which we completed in the fourth quarter of 2017. Revenue from IT equipment sales was RMB11.8 million (US$1.8 million), compared with RMB11.9 million in the fourth quarter of 2016 and RMB1.4 million in the third quarter of 2017.

Cost of revenue in the fourth quarter of 2017 was RMB387.3 million (US$59.5 million), a 64.3% increase over the fourth quarter of 2016 and a 20.4% increase over the third quarter of 2017. The increase over the previous quarter was mainly due to an  increase in utility costs as a result of higher area utilized by customers, an increase in depreciation and amortization costs and other related costs such as personnel and maintenance as a result of the completion of the Beijing 3 (“BJ3”), Shenzhen 4 (“SZ4”) Phase 1, and Shanghai 4 (“SH4”) data centers, as well as the acquisition of the GZ2 data center, and an increase in IT equipment cost due to more IT equipment sales, in the fourth quarter of 2017.

Gross profit was RMB118.2 million (US$18.2 million) in the fourth quarter of 2017, a 55.7% increase over the fourth quarter of 2016 and a 15.1% increase over the third quarter of 2017. Gross profit margin was 23.4% in the fourth quarter of 2017, compared with 24.4% in the fourth quarter of 2016 and 24.2% in the third quarter of 2017. The decrease in gross profit margin over the previous quarter was primarily due to increased depreciation and amortization costs and other related costs as a result of new data centers coming into service.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted NOI was RMB227.2 million (US$34.9 million) in the fourth quarter of 2017, a 61.1% increase over the fourth quarter of 2016 of RMB141.0 million and a 12.5% increase over the third quarter of 2017 of RMB201.9 million.

Adjusted NOI margin (non-GAAP) was 44.9% in the fourth quarter of 2017, compared with 45.2% in the fourth quarter of 2016, and 47.6% in the third quarter of 2017. The decrease was mainly due to fixed costs of new data centers coming into service which are at an early stage of ramping-up.

Selling and marketing expenses, excluding share-based compensation expenses of RMB5.6 million (US$0.9 million), were RMB16.9 million (US$2.6 million) in the fourth quarter of 2017, a 6.7% decrease over the third quarter of 2017 of RMB18.1 million (excluding share-based compensation of RMB4.7 million) and an 8.6% decrease from the fourth quarter of 2016 of RMB18.5 million (excluding share-based compensation of RMB1.4 million). The decrease over the previous quarter was primarily due to lower personnel expenses as a result of sales bonus adjustments booked in the quarter.

General and administrative expenses, excluding share-based compensation expenses of RMB10.0 million (US$1.5 million), were RMB58.4 million (US$9.0 million) in the fourth quarter of 2017, a 2.7% increase over the third quarter of 2017 of RMB56.8 million (excluding share-based compensation of RMB7.2 million) and a 21.5% increase from the fourth quarter of 2016 of RMB48.0 million (excluding share-based compensation of RMB4.6 million). The small increase over the previous quarter was primarily due to an increase in personnel costs.

Research and development costs were RMB2.5 million (US$0.4 million) in the fourth quarter of 2017, compared with RMB2.2 million in the fourth quarter 2016 and RMB2.1 million in the third quarter of 2017.

Net interest expenses for the fourth quarter of 2017 were RMB136.3 million (US$21.0 million), a 63.3% increase over the fourth quarter of 2016 of RMB83.5 million and a 28.9% increase over the third quarter of 2017 of RMB105.7 million. The increase over the previous quarter was mainly due to an increase in total debt from RMB5,942.0 million to RMB6,651.2 million to finance data center capacity expansion, and a one-time debt issuance cost write-off related to debt facilities that were refinanced during the quarter. We also ceased to capitalize borrowing costs for our BJ3, SZ4 Phase 1 and SH4 data centers which commenced operation during the fourth quarter of 2017.

Foreign currency exchange loss for the fourth quarter of 2017 was RMB6.8 million (US$1.0 million), compared with a gain of RMB11.6 million in the fourth quarter of 2016 and a loss of RMB1.6 million in the third quarter of 2017.

Net loss in the fourth quarter of 2017 was RMB116.5 million (US$17.9 million), compared with a net loss of RMB69.6 million in the fourth quarter of 2016 and a net loss of RMB90.3 million in the third quarter of 2017.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax benefits, depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB154.9 million (US$23.8 million) in the fourth quarter of 2017, a 68.4% increase over the fourth quarter of 2016 of RMB92.0 million and an 15.9% increase over the third quarter of 2017 of RMB133.7 million.

Adjusted EBITDA margin (non-GAAP) was 30.6% in the fourth quarter of 2017, compared with 29.5% in the fourth quarter of 2016 and 31.5% in the third quarter of 2017. The decrease over the previous quarter was mainly due to fixed costs of new data centers coming into service which offset the operating leverage realized as existing data centers ramped up and on corporate overhead costs.

Basic and diluted loss per ordinary share in the fourth quarter of 2017 was RMB0.14 (US$0.02), compared with RMB0.19 in the fourth quarter of 2016 and RMB0.12 in the third quarter of 2017.

Basic and diluted loss per American Depositary Share (“ADS”) in the fourth quarter of 2017 was RMB1.09 (US$0.17), compared with RMB1.54 in the fourth quarter of 2016 and RMB0.95 in the third quarter of 2017. Each ADS represents eight Class A ordinary shares.

Full Year 2017 Financial Results

Net revenue in 2017 was RMB1,616.2 million (US$248.4 million), a 53.1% increase from 2016. Service revenue in 2017 was RMB1,591.9 million (US$244.7 million), a 58.7% increase from 2016. Revenue from IT equipment sales was RMB24.3 million (US$3.7 million), compared with RMB53.0 million in 2016.

Cost of revenue in 2017 was RMB1,207.7 million (US$185.6 million), a 52.8% increase from 2016.

Gross profit was RMB408.5 million (US$62.8 million) in 2017, a 53.7% increase from 2016. Gross profit margin was 25.3% in 2017, compared with 25.2% in 2016.

Sales and marketing expenses, excluding share-based compensation expenses of RMB18.4 million (US$2.8 million), were RMB71.7 million (US$11.0 million) in 2017, a 10.4% increase from RMB65.0 million (excluding share-based compensation of RMB6.6 million) in 2016. General and administrative expenses, excluding share-based compensation expenses of RM30.9 million (US$4.7 million), were RMB198.0 million (US$30.4 million) in 2017, a 15.1% increase from RMB172.0 million (excluding share-based compensation of RMB55.4 million) in 2016. Research and development costs were RMB7.3 million (US$1.1 million) in 2017, compared with RMB9.1 million in 2016.

Net interest expenses in 2017 were RMB406.4 million (US$62.5 million), a 54.4% increase from 2016.

Adjusted EBITDA was RMB512.3 million (US$78.7 million) in 2017, an 89.4% increase from 2016. Adjusted EBITDA margin (non-GAAP) was 31.7% in 2017, compared with 25.6% in 2016.

Net loss in 2017 was RMB326.9 million (US$50.2 million), compared with a net loss of RMB276.4 million in 2016.

Basic and diluted loss per ordinary share in 2017 was RMB0.42 (US$0.06), compared with RMB1.35 in 2016. Basic and diluted loss per ADS in 2017 was RMB3.33 (US$0.51), compared with RMB10.79 in 2016. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed by customers at the end of the fourth quarter of 2017 was 102,528 sqm, compared with 61,043 sqm at the end of the fourth quarter of 2016 and 82,850 sqm at the end of the third quarter of 2017, an increase of 68.0% Y-o-Y and 23.8% Q-o-Q. In the fourth quarter of 2017, net additional area committed was 19,678 sqm, including contributions from the GZ2 acquisition and from a significant pre-commitment by one of our largest customers for a new build-to-suit data center. The sales increase was driven by rapid cloud adoption and data growth in China leading to higher demand from cloud and large internet players, as well as significant new commitments from large enterprise and financial service institution customers.

Data Center Resources

Area in service at the end of the fourth quarter of 2017 was 101,258 sqm, compared with 60,982 sqm at the end of the fourth quarter of 2016 and 77,832 sqm at the end of the third quarter of 2017, an increase of 66.0% Y-o-Y and 30.1% Q-o-Q. During the fourth quarter of 2017, the Company completed the construction of the BJ3, SZ4 Phase 1 and SH4 data centers, and closed the acquisition of the GZ2 data center.

Area under construction at the end of the fourth quarter of 2017 was 24,505 sqm, compared with 25,055 sqm at the end of the fourth quarter of 2016 and 37,478 sqm at the end of the third quarter of 2017. In the fourth quarter of 2017, the Company started construction of the Hebei 1 (“HB1”) data center. HB1 has an IT area of 4,992 sqm and is the first of three build-to-suit data centers which we are developing for one of our largest customers.

Commitment rate of area in service was 91.8% at the end of the fourth quarter of 2017, compared with 89.0% at the end of the fourth quarter of 2016 and 89.8% at the end of third quarter 2017. Pre-commitment rate of area under construction was 39.0% at the end of the fourth quarter of 2017, compared with 27.1% at the end of the fourth quarter of 2016 and 34.6% at the end of the third quarter of 2017.

Area utilized at the end of the fourth quarter of 2017 was 61,713 sqm, compared with 37,082 sqm at the end of the fourth quarter of 2016 and 50,579 sqm at the end of the third quarter of 2017, an increase of 66.4% Y-o-Y and 22.0% Q-o-Q.

Utilization rate of area in service was 60.9% at the end of the fourth quarter of 2017, compared with 60.8% at the end of the fourth quarter of 2016 and 65.0% at the end of the third quarter of 2017. The lower utilization rate over the previous quarter was mainly due to three new self-developed data centers totaling 17,331 sqm which came into service.

Liquidity

As of December 31, 2017, cash was RMB1,873.4 million (US$287.9 million). Total short-term debt was RMB888.4 million (US$136.5 million), comprised of short-term borrowings and current portion of long-term borrowings of RMB790.5 million (US$121.5 million), and the current portion of capital lease and other financing obligations of RMB97.9 million (US$15.0 million). Total long-term debt was RMB5,762.8 million (US$885.7 million), comprised of long-term borrowings (excluding current portion) of RMB3,459.8 million (US$531.7 million), and the non-current portion of capital lease and other financing obligations of RMB2,303.0 million (US$354.0 million). During the fourth quarter of 2017, the Company obtained new debt financing and re-financing facilities of RMB2,269.4 million (US$348.8 million). For the full year of 2017, the Company obtained total debt financing and re-financing facilities of RMB3,932.4 million (US$604.4 million).

Recent Developments

Follow-on Equity Offering

On January 26, 2018, the Company successfully completed a public offering of 8.225 million American Depositary Shares (“ADSs”), (including 225,000 ADSs purchased upon the full exercise, on January 29, 2018, of the underwriters’ over-allotment option), at a public offering price of US$26.00 per ADS. Each ADS represents eight of the Company’s Class A ordinary shares. The Company raised a total of approximately US$204.8 million in proceeds from the public offering, after deducting underwriting discounts and commissions (but before expenses).

New Data Centers Under Construction

In January 2018, the Company initiated three new data centers under construction, including Shanghai 8 (“SH8”), Hebei 2 (“HB2”) and Hebei 3 (“HB3”). SH8 has an IT area of approximately 5,000 sqm and is located close to the Company’s main Waigaoqiao data center campus. SH8 is expected to come into service in the second half of 2018. HB2 and HB3 are two additional two data centers next to the HB1 data center which we announced in the fourth quarter of 2017. HB2 and HB3 have an IT area of approximately 5,000 sqm each and are fully pre-committed by one of our largest customers. The two additional Hebei data centers are expected to come into service by the end of 2018.

Business Outlook

For the full year of 2018, the Company expects its total revenues to be between RMB2,460 million and RMB2,560 million, and Adjusted EBITDA to be between RMB905 million and RMB935 million. In addition, the Company expects to incur capital expenditures of between RMB2,600 to RMB3,000 million for the full year of 2018. This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Tuesday, March 13, 2018 (8:00 p.m. Beijing Time on March 13, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	7569504

A telephone replay will be available approximately two hours after the call until March 20, 2018 by dialing:

United States:	1-646-254-3697
International: Hong Kong: China:	+61-2-8199-0299 +852-3051-2780 400-632-2162
Replay Access Code:	7569504

A live and archived webcast of the conference call will be available on the Company’s investor relation website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjust NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows used in operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for gross profit, net income (loss), cash flows used in operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits, depreciation and amortization, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5063 to US$1.00, the noon buying rate in effect on December 29, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including direct private connection to major cloud platforms. The Company has a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Alan Wang

Phone: +1 (212) 481-2050 ext. 401

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2016	As of December 31, 2017
	RMB	RMB	US$

Assets
Current assets
Cash	1,811,319	1,873,446	287,943
Accounts receivable, net of allowance for doubtful accounts	198,851	364,654	56,046
Value-added-tax (“VAT”) recoverable	72,958	112,067	17,224
Prepaid expenses and other current assets	127,185	103,861	15,963
Total current assets	2,210,313	2,454,028	377,176

Property and equipment, net	4,322,891	8,165,601	1,255,030
Goodwill and intangible assets, net	1,433,656	1,919,221	294,979
Other non-current assets	237,006	605,717	93,098
Total assets	8,203,866	13,144,567	2,020,283

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	628,478	790,484	121,495
Accounts payable	513,543	1,110,411	170,667
Accrued expenses and other payables	248,607	424,233	65,203
Capital lease and other financing obligations, current	88,593	97,943	15,054
Total current liabilities	1,479,221	2,423,071	372,419

Long-term borrowings, excluding current portion	1,509,676	3,459,765	531,756
Convertible bonds payable	1,040,550	0	0
Capital lease and other financing obligations, non-current	1,022,959	2,303,044	353,971
Other long-term liabilities	164,986	483,175	74,263
Total liabilities	5,217,392	8,669,055	1,332,409

Shareholders’ equity
Ordinary shares	260	320	49
Additional paid-in capital	4,036,959	5,861,445	900,888
Accumulated other comprehensive loss	(192,080)	(200,688)	(30,845)
Accumulated deficit	(858,665)	(1,185,565)	(182,218)
Total shareholders’ equity	2,986,474	4,475,512	687,874
Commitments and contingencies

Total liabilities and shareholders’ equity	8,203,866	13,144,567	2,020,283

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2016	September 30, 2017	December 31, 2017		December 31, 2016	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue
Service revenue	299,731	423,042	493,663	75,875	1,003,015	1,591,860	244,664
Equipment sales	11,938	1,391	11,813	1,816	52,945	24,306	3,736
Total net revenue	311,669	424,433	505,476	77,691	1,055,960	1,616,166	248,400
Cost of revenue	(235,738)	(321,709)	(387,287)	(59,525)	(790,286)	(1,207,694)	(185,619)
Gross profit	75,931	102,724	118,189	18,166	265,674	408,472	62,781

Operating expenses
Selling and marketing expenses	(19,906)	(22,854)	(22,500)	(3,458)	(71,578)	(90,118)	(13,851)
General and administrative expenses	(52,595)	(63,972)	(68,391)	(10,512)	(227,370)	(228,864)	(35,176)
Research and development expenses	(2,179)	(2,059)	(2,541)	(391)	(9,100)	(7,261)	(1,116)
Income (loss) from operations	1,251	13,839	24,757	3,805	(42,374)	82,229	12,638
Other income (expenses):
Net interest expenses	(83,468)	(105,733)	(136,307)	(20,950)	(263,164)	(406,403)	(62,463)
Foreign currency exchange gain (loss), net	11,564	(1,638)	(6,826)	(1,049)	18,310	(12,299)	(1,890)
Others, net	789	866	795	122	2,501	3,497	537
Loss before income taxes	(69,864)	(92,666)	(117,581)	(18,072)	(284,727)	(332,976)	(51,178)
Income tax benefits	225	2,337	1,038	160	8,315	6,076	934
Net loss	(69,639)	(90,329)	(116,543)	(17,912)	(276,412)	(326,900)	(50,244)
Change in redemption value of redeemable preferred shares	292,980	0	0	0	205,670	0	0
(Cumulative) Dividend on preferred shares	(327,072)	0	0	0	(332,660)	0	0
Net loss attributable to ordinary shareholders	(103,731)	(90,329)	(116,543)	(17,912)	(403,402)	(326,900)	(50,244)

Loss per ordinary share
Basic and diluted	(0.19)	(0.12)	(0.14)	(0.02)	(1.35)	(0.42)	(0.06)

Weighted average number of ordinary share outstanding
Basic and diluted	540,305,476	761,737,609	855,104,727	855,104,727	299,093,937	784,566,371	784,566,371

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Year ended
	December 31, 2016	September 30, 2017	December 31, 2017		December 31, 2016	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(69,639)	(90,329)	(116,543)	(17,912)	(276,412)	(326,900)	(50,244)
Foreign currency translation adjustments, net of nil tax	(65,397)	4,414	(10,325)	(1,587)	(130,131)	(8,608)	(1,323)
Comprehensive loss	(135,036)	(85,915)	(126,868)	(19,499)	(406,543)	(335,508)	(51,567)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Year ended
	December 31, 2016	September 30, 2017	December 31, 2017		December 31, 2016	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(69,639)	(90,329)	(116,543)	(17,912)	(276,412)	(326,900)	(50,244)
Depreciation and amortization	71,269	104,722	117,392	18,042	227,355	378,130	58,117
Amortization of debt issuance cost and debt discount	5,495	8,436	30,675	4,715	5,917	48,100	7,393
Share-based compensation expense	6,978	15,594	18,449	2,836	64,165	59,843	9,197
Others	(1,411)	(5,478)	(184)	(28)	(12,842)	(11,622)	(1,786)
Changes in operating assets and liabilities	(40,350)	(87,977)	(63,345)	(9,736)	(158,411)	(322,163)	(49,514)
Net cash used in operating activities	(27,658)	(55,032)	(13,556)	(2,083)	(150,228)	(174,612)	(26,837)

Purchase of property and equipment	(283,272)	(433,352)	(584,694)	(89,866)	(987,701)	(1,760,165)	(270,532)
Payments related to acquisitions	0	(10,338)	(221,676)	(34,071)	(159,363)	(275,613)	(42,361)
Net cash used in investing activities	(283,272)	(443,690)	(806,370)	(123,937)	(1,147,064)	(2,035,778)	(312,893)

Net proceeds from financing activities	1,281,292	226,258	1,541,659	236,949	2,128,614	2,346,767	360,692
Net cash provided by financing activities	1,281,292	226,258	1,541,659	236,949	2,128,614	2,346,767	360,692
Effect of exchange rate changes on cash	42,225	(19,470)	(22,366)	(3,439)	55,499	(74,250)	(11,414)

Net increase / (decrease) of cash	1,012,587	(291,934)	699,367	107,490	886,821	62,127	9,548
Cash at beginning of period	798,732	1,466,013	1,174,079	180,453	924,498	1,811,319	278,395
Cash at end of period	1,811,319	1,174,079	1,873,446	287,943	1,811,319	1,873,446	287,943

GDS HOLDINGS LIMITED
UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for percentage data)

	Three months ended				Year ended
	December 31, 2016	September 30, 2017	December 31, 2017		December 31, 2016	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Gross profit	75,931	102,724	118,189	18,166	265,674	408,472	62,781
Depreciation and amortization	64,002	95,372	106,095	16,307	206,724	345,364	53,081
Accretion expenses for asset retirement costs	153	269	324	50	588	949	146
Share-based compensation expenses	945	3,527	2,576	396	2,114	9,941	1,528
Adjusted NOI	141,031	201,892	227,184	34,919	475,100	764,726	117,536
Adjusted NOI margin	45.2%	47.6%	44.9%	44.9%	45.0%	47.3%	47.3%

	Three months ended				Year ended
	December 31, 2016	September 30, 2017	December 31, 2017		December 31, 2016	December 31, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(69,639)	(90,329)	(116,543)	(17,912)	(276,412)	(326,900)	(50,244)
Net interest expenses	83,468	105,733	136,307	20,950	263,164	406,403	62,463
Income tax benefits	(225)	(2,337)	(1,038)	(160)	(8,315)	(6,076)	(934)
Depreciation and amortization	71,269	104,722	117,392	18,042	227,355	378,130	58,117
Accretion expenses for asset retirement costs	153	269	324	50	588	949	146
Share-based compensation expenses	6,978	15,594	18,449	2,836	64,165	59,843	9,197
Adjusted EBITDA	92,004	133,652	154,891	23,806	270,545	512,349	78,745
Adjusted EBITDA margin	29.5%	31.5%	30.6%	30.6%	25.6%	31.7%	31.7%